AH
4/1/2003

03015704

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAR 17 2003 WASH. D.C. 181 SECTION

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8-53607

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Cassandra Trading Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd Suite 1310A
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Moore 312-341-4501
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

4460 Franklin Ave. (Address) Western Springs, (City) IL (State) 60558 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AH
4/1/2003

OATH OR AFFIRMATION

I, Michael Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cassandra Trading Group, LLC., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
MARION GONZALEZ
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 09/26/05

Signature

Member
Title

Notary Public

This report **contains (check all applicable boxes):
[x (a) Facing page.
[x (b) Statement of Financial Condition.
[x (c) Statement of Income (Loss).
[x (d) Statement of Changes in Cash Flows.
[x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x (g) Computation of Net Capital.
[x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x[(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASSANDRA TRADING GROUP, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002

Cassandra Trading Group, LLC
Annual Report
For the Year Ended December 31, 2002

Table of Contents

Robert Cooper & Co. CPAs P.C.
4460 Franklin Ave.
Western Springs, Illinois 60558
708-246-0393
Fax: 708-246-7397

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Members:
Cassandra Trading Group, LLC

We have audited the accompanying statement of financial condition of **Cassandra Trading Group, LLC** as of December 31, 2002 , and the related statements of income, changes in Members capital, and cash flows for the period ending December 31, 2002. These financial statements are the responsibility of the Members. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Cassandra Trading Group, LLC** as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Cooper & Company CPA's PC
February 25, 2003

Cassandra Trading Group, LLC
(An Illinois limited liability company)
Statement of Financial Condition
December 31, 2002

Assets

Cash	$	1,280,372
Securities owned:		
Marketable securities, at market value		88,486,226
Options, at fair value		2,679,932
Total securities owned		91,166,158
Due from broker dealer		1,585,421
Accrued dividend recevable		8,919
Fixed assets net of depreciation		4,938
Other Assets		10,000
Total Assets	$	94,055,808

Liabilities and Member's Equity

Liabilities		
Due from broker	$	0
Securities sold short:		
Marketable securities sold short, at market value		84,764,542
Options sold short, at fair vaule		1,855,545
Accrued liabilities		4,354
Dividend payable		13,888
Total liabilities		86,638,329
Member's equity		7,417,479
Total member's equity and Liabilities	$	94,055,808

The accompanying notes to financial statements
are an integral part of this statement

Cassandra Trading Group, LLC
(An Illinois limited liability company)
Statement of Operations
For the year ended December 31,2002

Revenues:		
Trading revenue net of commissions	$	1,401,969
Interest and dividend income		28,513,431
Futures Trading		-241,288
Total Revenue		29,674,112
Expensess:		
Interest Expense		679,948
Regulatory and other expenses		12,123
Seat lease		111,989
Trader fees		32,704
Dividend expense		28,422,119
Depreciation		1,235
Technology & information expenses		284,398
Other operating expenses		113,926
Total expenses		29,658,442
Net Income	$	15,670

The accompanying notes to financial statements
are an integral part of this statement

Cassandra Trading Group, LLC
(An Illinois limited liability company)
Statement of Changes in Member's Equity
For the year ended December 31,2002

Member's capital, December 31, 2002	$	0
Capital contributions		7,401,809
Capital withdrawals		
Net income		15,670
Member's capital, December 31, 2002	$	7,417,479

The accompanying notes to financial statements
are an integral part of this statement

Cassandra Trading Group, LLC
Notes to Financial Statements
For the Year Ended December 31, 2002

NOTE 1 Organization

Cassandra Trading Group, LLC (The "Company") was organized under the Uniformed General LLC Act of Illinois October 1, 2001. The business of the Company is to engage in the speculative trading of stock and stock options, for their own account on organized exchanges in the United States. **Cassandra Trading Group, LLC** is registered as a Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board Options Exchange (CBOE). The Company is exempt from certain filing requirements under the Rule 15c3-1(a)(6) of the Securities and Exchange Commission, since the Company does not trade on behalf of customers, effects transactions only with other broker dealers, does not effect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner of the Exchange.

NOTE 2 Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, the Company enters into transactions in exchange traded securities, including options thereon which are used primarily to hedge certain proprietary securities and commitments. Proprietary securities transactions together with related revenues and expenses are recorded on trade date. Securities and options owned are reflected at market value with the resulting unrealized gains and losses reflected currently in income.

NOTE 3 Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and are either already reflected at fair values, are short-term or replaceable on demand. Therefore, except for the LIT Stock ownership, their carrying amounts approximate their fair value.

Cassandra Trading Group, LLC
Notes to Financial Statements
For the Year Ended December 31, 2002

NOTE 4 Securities Owned and Sold, but not yet purchased

Marketable securities owned and sold but not yet purchased consists of trading and investment securities at quoted market value, as illustrated below.

	Owned	Sold, not yet purchased
Securities	$ 91,166,158.00	$ 86,620,087.00

NOTE 5 Income Taxes

A Limitd Liability Company does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his pro rata share of the profits of the Company. The Company reports their income for taxes on a calendar year basis. The Company is subject to an Illinois Replacement tax at a rate of 1.5% of net income.

NOTE 6 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2002 the Company had net capital of $ 2,246,859 which was$ 2,146,859in excess of its required net capital.

NOTE 7 Receivable from Broker-Dealers

Receivable from broker-dealers at December 31, 2002 consist of the following:

Broker-dealer	$ 1,585,421

The amount receivable from broker-dealers is collectible cash primarily from trading

NOTE 7 Receivable from Broker-Dealers (continued)

stock and stock options. The cash balance receives interest at the broker call rate. The Company clears all transactions through another broker dealer pursuant to a clearing agreement.

At December 31, 2002, substantially all assets of the Company are deposited with the clearing broker.

NOTE 8. Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forwards, options, and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not engage in activity in swaps or the forward market.

Financial Instruments and Fair Value of Financial Instruments," requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statements also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Company invests in exchange traded options on stock for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded whereas the options clearing corporation acts as the counter party of the specific transactions and , therefore, bears the risk of delivery to and from the counter parties.

The Company does not apply hedge accounting as defined in FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the statement are generally not applicable with respect to these financial instruments.

Fair value of options contracts are recorded in securities owned or securities sold, not yet

NOTE 8 Financial Instruments Held or Issued for Trading Purposes (continued)

purchased, as appropriate.

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the consolidated statement of financial condition.

The Company trades in exchange traded equities and equity options. The following table summarizes the components of income from proprietary trading transactions and includes the class of financial instruments included.

Equity activities (including equity shares, and options on stock)	$1,404,969

The following amounts disclosed represent the market or fair value of derivative financial instruments at December 31, 2002, and the average market of fair value calculated based upon month end amounts, during the year for those instruments:

	Fair Value December 31, 2002		Average Fair Value Year Ended December 31, 2002	
	Asset	Liability	Asset	Liability
Equity options	$2,679,932	$1,855,545	$1,093,680	$958,863

NOTE 9 Commitments and Contingencies

The Company has no long term agreements which would require expenditures in future periods.

NOTE 10 Preferred Stock

The Company owns preferred stock in their broker dealer. The stock is unmarketable and is carried at cost which approximates fair maket value..

NOTE 11 SUBSEQUENT EVENTS

Nothing to report

Cassandra Trading Group, LLC
(An Illinois limited liability company)
Statement of Cash Flows
For the year ended December 31,2002

Cash Flows From Operating Activities:	
Net Income	$ 15,670
Items not effecting cash flow to reconcile cash depreciation	1,235
Changes in assets and liabilities:	
Increase in securities owned	(91,166,158)
Increase in receivable from brokers and dealers	(1,585,421)
Increase in other assets	(8,919)
Increase in securities sold	86,620,087
Increase in accounts payable and accrued liabilities	18,242
Net Cash used in operating activities	(6,105,264)
Cash Flows From Investing Activities:	
Purchase of fixed assets	(6,173)
Purchase of preferred jbo stock	(10,000)
Net Cash used in investing activities	(16,173)
Cash Flows From Financing Activities	
Proceeds from capital contributions	7,401,809
Payments for capital withdrawals	0
Net cash provided by financing activities	7,401,809
Net change in cash and cash equivalents	1,280,372
Cash at December 31, 2002	0
Cash at December 31, 2002	$ 1,280,372

The accompanying notes to financial statements
are an integral part of this statement

Cassandra Trading Group, LLC
(An Illinois limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2002

Member's equity, December 31, 2002	$	7,417,479
Less:		
Non allowable assets		-14,938
Haircuts		-4,550,091
Undue concentration		-605,592
Net capital		2,246,858
Required net capital		100,000
Excess capital	$	2,146,858
Excess capital @ 1000%	$	2,245,034

Not The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II filed by Cassandra Trading Group, LLC as of December 31, 2002

The accompanying notes to financial statements are an integral part of this statement

Cassandra Trading Group, LLC
(An Illinois limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2002

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

Items included in the balance sheet:

Accrued liabilities	$	18,242
Other		0
		18,242

Ratio: Aggregate Indebtedness to Net Capital	**0.811889% to 1**

The accompanying notes to financial statements are an integral part of this statement

Schedule II

Cassandra Trading Group, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2002

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: The Company, is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPAs P.C.
4460 Franklin Ave
Western Springs, Illinoiss 60558
708-246-039Fax: 708-246-7397

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Members:
Cassandra Trading Group, LLC

In planning and performing our audit of the financial statements of **Cassandra Trading Group, LLC**, for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Cassandra Trading Group, LLC** that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following. (1) in making the quarterly securities examinations, counts, verifications and comparisons, and (2) recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System;

The Members of the Company are responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the Members of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Board Options Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,

Robert Cooper & Company CPAs P.C.
February 25, 2003

Oath of Affirmation

Regarding accuracy and completeness

of financial statements as of and for the year ending

December 31, 2002

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Member
Cassandra Trading Group, LLC

CASSANDRA TRADING GROUP, L.L.C.
141 West Jackson Boulevard
Suite 1310A
Chicago, Illinois 60604

Telephone: 312.341.4555
Facsimile: 312.341.4596

SEC MAIL PROCESSING
RECEIVED
MAR 17 2003
WASH. D.C. 181 SECTION

March 14, 2003

Dear Sir or Madam,

Enclosed, please find a revised annual audit report for Cassandra Trading Group, LLC. The report was change to correct a typing error in a notation at the bottom of Page 10. There were no changes made neither to the calculation of net capital nor to the financials. Nor any other changes were made. The report was revised solely for correction of the typing error.